AMENDMENT TO THE SHARE PURCHASE AGREEMENT

          This Amendment (the “Amendment”) to the Share Purchase Agreement dated December 16, 2008, as amended on January 13, 2009 (the “Share Purchase Agreement”), by and among the parties thereto as set forth below, is entered into on June 23, 2010 by such parties.

          (i) China TopReach Inc., formerly known as ChinaGrowth South Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

          (ii) each of the entities listed on Exhibit A-1 of the Share Purchase Agreement (collectively, the “Sellers”, and each a “Seller”);

          (iii) Chen Zhi, a PRC resident with PRC Identity Certificate No. 350121196508130039; and

          (iv) Olympia Media Holdings Limited, an exempted company incorporated under the laws of the British Virgin Islands (the “Company”).

          The parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.  Terms used herein but not otherwise defined shall have the meanings set forth in the Share Purchase Agreement.

RECITALS

          1.                       Under the Share Purchase Agreement, a portion of the consideration payable by the Buyer to the Sellers in exchange for the entire issued share capital of the Company included the following:

(i)	2,000,000 Buyer Shares which were to be held in escrow and released upon the achievement by the Buyer of financial targets for the 2008 and 2009 financial years (the “Escrow Shares”); and

(ii)
an aggregate of 9,500,000 Buyer Shares to be issued to the Sellers upon the Buyer achieving certain financial performance targets, as follows: 2009 financial year (2,000,000 shares), 2010 financial year (2,500,000 shares), 2011 financial year (2,500,000 shares) and 2012 financial year (2,500,000 shares).  These 9,500,000 shares are collectively referred to herein as the “dddddddEarn-Out Shares”.

2. Pursuant to a board resolution of the Buyer of October 10, 2009 (the "Board Resolution"), the 2,000,000 Escrow Shares were released on October 10, 2009 to the Sellers and Jiangyuan International Development Limited ("Jiangyuan"). The Company, Keep Profit International Capital Limited ("Keep Profit") and Jiangyuan had entered into an equity transfer agreement on December 6, 2008 wherein Keep Profit agreed to sell shares in the Company to Jiangyuan. As Keep Profit subsequently sold its shares in the Company to the Buyer before the transfer of shares in the Company to Jiangyuan was completed, Keep Profit instead transferred Buyer Shares to Jiangyuan on January 27, 2009. Thereby, Jiangyuan became entitled to a relevant portion, 50,748, of the Escrow Shares. Such release of the Escrow Shares was made without consideration of whether the 2008 and 2009 After-Tax Profits targets as originally stipulated in the Share Purchase Agreement were achieved.

3.  As disclosed in the Buyer's Form 6-K Report of Foreign Private Issuer filed with the U.S. Securities and Exchange Commission on March 24, 2010 (the "Form 6-K"), ShiFang Holding Limited, a subsidiary of the Buyer ("ShiFang"), completed a private placement transaction on February 12, 2010 (the "Private Placement"), and in connection with the Private Placement, each of TopBig International Development Limited (“TopBig”), Blazing Sun Holdings Limited (“Blazing Sun”) and Keep Profit provided certain collateral and guarantees to the purchasers in the Private Placement, and surrendered all rights and entitlement to the number of Earn-out Shares allocated to them under the Share Purchase Agreement.  Following such surrender, the number of Earn-out Shares was reduced to 4,000,000.

4.               Pursuant to the Board Resolution and a board resolution of the Buyer of March 31, 2010, as compensation for the collateral and guarantees provided to facilitate the Private Placement and the surrender by them of all rights or entitlement to any Earn-out Shares, the Buyer allotted and issued an aggregate of 5,500,000 Buyer Shares as follows: to TopBig 3,309,813 shares, to Blazing Sun 1,530,712 shares and to Keep Profit 659,475 shares. The early release of the Escrowed Shares without regards to the achievement of the financial targets, and the allocation and issuance of the Buyer Shares described in this Paragraph, are hereinafter together referred to as the "Share Transfers".

          5.                      The Parties desire to amend the Share Purchase Agreement to ratify the Share Transfers and to waive and release any claims that may have arisen in relation to the Share Transfers pursuant to the terms set forth herein.
                                                                                                                                                                   ;
Now therefore, in consideration of the mutual covenants contained in this Amendment and the Share Purchase Agreement as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be bound, do agree as hereafter provided:

ARTICLE I
AMENDMENT AND SUPPLEMENT

1.           The following shall be added as Section 1.2(e) to the Share Purchase Agreement:

"(e)           The 2,000,000 Escrow Shares referred to in Section 1.2(b) herein have been released to the Sellers and Jiangyuan without consideration of whether the Buyer has achieved either the 2008 After-Tax Profits target or the 2009 After-Tax Profits target and the release of Escrow Shares pursuant to the board resolution of the Buyer of October 10, 2009 is hereby confirmed and ratified."

2.           Section 1.3(a), (b), (c), (d) and (e) are hereby deleted and replaced with the following:

"(a)           In consideration for providing collateral and guarantees to facilitate the consummation of a private placement by the Buyer, the surrender by them of all rights or entitlement to any Earn-out Shares and the additional risk assumed in connection thereto (all as disclosed in the Form 6-K), the Buyer has issued an aggregate of 5,500,000 ordinary shares of the Buyer as follows: 3,309,813 shares to TopBig, 1,530,712 shares to Blazing Sun and 659,475 shares to Keep Profit. The issue and allotment of 3,309,813 shares to TopBig, 1,530,712 shares to Blazing Sun and 659,475 shares to Keep Profit pursuant to the board resolutions of the Buyer adopted on October 10, 2009 and March 31, 2010 and the surrender by TopBig, Blazing Sun and Keep Profit of all of their respective rights or entitlements to any Earn-out Shares is hereby confirmed and ratified.

(b)           The Buyer upon execution and delivery of this Amendment will allot and issue an aggregate of 2,000,000 Earn-out Shares to the following Sellers as stated below regardless of whether any After-Tax Profits targets in any year were achieved by the Buyer:

Index Asia Pacific Limited	1,121,232
Luck Smart Limited	255,434
Wing Keen Management Limited	84,908
Adoration Management Limited	133,760
Aotian Holdings Ltd.	404,666

   (c)           An aggregate of 1,000,000 Earn-out Shares may be allotted and issued by the Buyer, contingent upon, and as soon as practicable after, the achievement by the Buyer of After-Tax Profits of RMB278.8 million (approximately US$41 million) in the 2011 financial year, and an aggregate of 1,000,000 Earn-out Shares may also be allotted and issued by the Buyer, contingent upon, and as soon as practicable after, the achievement by the Buyer of After-Tax Profits of RMB394.4 million (approximately US$58 million) for the 2012 financial year.
The number of Earn-out Shares to be issued by the Buyer to the following Sellers upon achievement of the After-Tax Profit target by the Buyer is set forth below for each of 2011 and 2012:

	2011	2012
Index Asia Pacific Limited	650,907	650,907
Luck Smart Limited	141,908	141,908
Wing Keen Management Limited	47,171	47,171
Adoration Management Limited	74,311	74,311
Aotian Holdings Ltd.	85,703	85,703

The final 2,000,000 Earn-out Shares described in this Section 2(c) are hereinafter referred to as the "Remaining Earn-out Shares".

The following shall be added as Section 1.3(d), (e) and (f) to the Share Purchase Agreement:-

"(d) The Buyer shall use its reasonable best efforts to cause its common stock to be traded on the NASDAQ National Market or the NASDAQ Capital Market (together, "Nasdaq") within six (6) months after the proposed listing ("ShiFang Listing") of ShiFang on The Stock Exchange of Hong Kong Limited (the "HKSE") is completed, provided that establshing such trading market does not violate any rule, regulation or policy of the HKSE applicable to ShiFang."

"(e) If for any reason the Buyer's common shares are not traded on Nasdaq within six (6) months after the ShiFang Listing, the Buyer shall distribute (the "Distribution") all shares of ShiFang held by the Buyer ("Relevant ShiFang Shares") among all of the Buyer's shareholders of record at the time of Distribution. The Distribution is subject to ShiFang's compliance with the the rules governing the listing of securities on the HKSE, any requests of the HKSE, any undertakings entered into in response to the requests, regulations or policies of the HKSE and all other legal and regulatory requirements applicable to ShiFang.  In addition, the Distribution shall only be effected:

(1)
After all the outstanding Buyer warrants or options have been surrendered or exercised or have lapsed without exercise. As of the date of this Amendment, the Buyer had 5,913,500 warrants outstanding and unexercised, each warrant entitling its holder to subscribe for one Buyer Share at the exercise price of US$6.00, which warrants will all have expired by 5:00 p.m. New York time on January 23, 2011; and

(2)
After the Remaining Earn-out Shares have been dealt with in a manner acceptable to and mutually agreed by the Parties. In this regard, if (x) the shareholders having rights to the Remaining Earn-out Shares indicate to the Buyer that they would like to accelerate the vesting of the Remaining Earn-out Shares to facilitate the Distribution then (y) a discount rate shall be applied to ensure that the accelerated vesting is fair and reasonable to all shareholders of the Buyer and, accordingly, the relevant discounted proportion of the Remaining Earn-out Shares may be issued to such shareholders immediately prior to the Distribution conditional upon such shareholders waiving their right in respect of the any Remaining Earn-out Shares not so issued. The exact rate of such discount shall be subject to agreement between the Buyer's shareholders and, if necessary, the approval of the Buyer’s shareholders in an extraordinary general meeting; and

(3)
After any lock-up periods or similar requirements imposed by the sponsors and/or the HKSE on any Relevant ShiFang Shares have expired or have been lifted or released. In this regard, the Buyer will use its reasonable efforts to persuade the sponsors and the HKSE to impose the minimum lock-up period acceptable to them.

(f) The Buyer shall complete the filing with the U.S. Securities and Exchange Commission of a registration statement as soon as practicable following the date of this Amendment to enable the free trading of the Buyer Shares held by existing shareholders of the Buyer."

ARTICLE II
SUPPLEMENT, RELEASE AND WAIVER OF CLAIMS

Except for obligations arising out of this Amendment, each Party to the Share Purchase Agreement and to this Amendment hereby waives and releases any and all claims of any kind, howsoever defined or described, that such Party may have against any other Party.  Without limiting the generality of the foregoing, each Party waives and releases any and all claims they may have against any other party relating in any way to (i) the shareholding structure of the Buyer, any of its subsidiaries or affiliates, or the Company, and any of the transactions relating to the shareholding structure of the Buyer, its subsidiaries and affiliates, and the Company, and all the transactions conducted by the Buyer from the date of the Share Purchase Agreement through the date hereof; (ii) all the transactions referred to in Form 6-K; (iii) the ShiFang Listing; (iv) the Share Transfers and/or (v) any other matters directly or indirectly related to the items set forth in (i) to (iv); and each Party hereby covenants not to bring any claims or take any other action against any of the foregoing in relation to the items set forth in (i) to (iv).

ARTICLE III
MISCELLANEOUS

1. The remaining terms of the Share Purchase Agreement, are ratified and approved and shall remain in full force and effect.

2. The Parties agree that the Earn-out Shares which have been distributed, have been distributed as set forth herein, that no Earn-out Shares have been distributed in any other manner except as set forth herein and that no Earn-out Shares shall be distributed except as set forth herein.

3.  The Share Purchase Agreement and this Amendment constitute the entire agreement of the parties with respect to the subject matter of the Share Purchase Agreement, and supersede all prior negotiations, agreements and understandings with respect thereto. This Amendment may only be amended by a written document duly executed by the Parties.

4. Each of the Parties undertakes to use its best efforts  to complete the ShiFang Listing, including but not limited to providing all information and assistance, signing all relevant documents as reasonably required and taking all steps necessary to execute and perfect the share transfers described herein as reasonably required. Each of the Parties hereby irrevocably consents to the disclosure in the public offering documentation and other marketing materials relating to the ShiFang Listing of its name and the disclosure of any relevant information relating to such Party.

5. Each of the Parties expressly represents and warrants that the execution and performance of this Amendment, and compliance with its respective obligations herein and in the Share Purchase Agreement, are fully authorized by such Party, that it has the power (corporate or otherwise) to enter into this Amendment on behalf of itself and all persons stated by the terms hereof to be bound by its execution hereby, and that the person or persons executing this Amendment on its behalf have the necessary and appropriate authority to do so, and once executed, this Amendment shall constitute the valid and legally binding obligations of such Party in accordance with its terms and obligations.

6. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CHINA TOPREACH, INC. (formerly known as CHINAGROWTH SOUTH ACQUISITION CORPORATION)

By:	/s/ Chen Zhi

Name:	Chen Zhi

Title:	Chief Executive Officer and Director

OLYMPIA MEDIA HOLDINGS LIMITED

By:	/s/ Chen Zhi

Name:	Chen Zhi
Title:	Chief Executive Officer and Director

INDEX ASIA PACIFIC LIMITED		TOPBIG INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Toshihiro Nakamura	By:	/s/ Chen Zhi

Name:	Toshihiro Nakamura	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Director

BLAZING SUN HOLDINGS LTD.		LUCK SMART LIMITED

By:	/s/ Hong Peifeng	By:	/s/ Lin Yutong

Name:	Hong Peifeng	Name:	Lin Yutong
Title:	Authorized Representative	Title:	Authorized Representative

WING KEEN MANAGEMENT LIMITED		KEEP PROFIT INTERNATIONAL CAPITAL LIMITED

By:	/s/ Zhang Jingui	By:	/s/ Yu Shiquan

Name:	Zhang Jingui	Name:	Yu Shiquan
Title:	Authorized Representative	Title:	Authorized Representative

AOTIAN HOLDINGS LTD.		ADORATION MANAGEMENT LIMITED

By:	/s/ Shi Chanjuan	By:	/s/ Chen Ziquan

Name:	Shi Chanjuan	Name:	Chen Ziquan
Title:	Authorized Representative	Title:	Authorized Representative

JIANGYUAN INTERNATIONAL DEVELOPMENT LIMITED		CHEN ZHI

By:	/s/ Xie Yong	By:	/s/ Chen Zhi

Name:	Xie Yong	Name:	Chen Zhi
Title:	Authorized Representative